Exhibit 12.1

Statement Regarding Computation of Ratios of Earnings to Fixed Charges

		Six Months Ended June 30,	Year Ended December 31,
		2005	2004	2003	2002	2001	2000
		(US$ in millions except ratios)
Earnings (1)
Pretax income before minority interests		344	904	723	481	264	66
plus:	Fixed charges	129	260	258	211	265	271
	Amortization of capitalized interest	4	7	7	6	5	4
less:	Capitalized interest	(6)	(6)	(8)	(6)	(15)	(5)
	Preferred stock dividends	—	(5)	(6)	(5)	(10)	—
Earnings:		471	1,160	974	687	509	336

Fixed Charges (1)
Capitalized interest		6	6	8	6	15	5
Expensed interest		107	214	215	176	223	252
plus:	Amortized premiums, discounts and capitalized debt expenditures	3	8	8	6	1	1
	Estimate of interest within rental expense	13	27	21	18	16	13
	Preferred stock dividends	—	5	6	5	10	—
Fixed charges:		129	260	258	211	265	271

Ratio of Earnings/Fixed Charges		3.65	4.46	3.78	3.26	1.92	1.24

(1)                                  For the purpose of determining the Ratio of Earnings to Fixed Charges, earnings are defined as pretax income before minority interests in consolidated subsidiaries plus fixed charges and amortization of capitalized interest less capitalized interest and preferred stock dividend requirements.  Fixed charges consist of interest expense (capitalized and expensed), amortization of deferred debt issuance costs, portion of rental expense that is representative of the interest factor and preferred stock dividend requirements of consolidated subsidiaries.